BAYFIRST FINANCIAL CORP.

February 9, 2022

Securities and Exchange Commission
Division of Corporation Finance
Attention: John Stickel

    Re:     BayFirst Financial Corp. Registration Statement on Form S-1, as amended
        File No. 333-262263

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, BayFirst Financial Corp., a Florida corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective on February 11, 2022, at 9:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request. When the Registration Statement has been declared effective, please confirm that with our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 445-5564.
    We thank you for your consideration of the foregoing.

Sincerely,
                                                                                    /s/ Robin L. Oliver

                                Robin L. Oliver
Chief Financial Officer and
Chief Operating Officer